SC 3/11/04

SECURITI[illegible] 04004869 [illegible]SSION
[illegible]ngton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40413

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BUCKMAN, BUCKMAN & REID, INC.

RECD S.E.C. FEB 2 5 2004 535

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 WEST FRONT STREET
(No. and Street)

RED BANK, NJ 07701
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT M SNYDER 732-530-0303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGUIGAN TOMBS & COMPANY, PC
(Name – *if individual, state last, first, middle name*)

1973 HIGHWAY 34	WALL	NJ	07719
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

SEC MAIL FEB 2 5 2004 WASH. D.C.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. JOHN BUCKMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BUCKMAN, BUCKMAN & REID, INC., as of DECEMBER 31, 2003, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert M. Snyder
Notary Public - Monmouth Co., NJ
My Commission Expires July 12, 200?

[signature]
Notary Public

[signature]
Signature

CHAIRMAN & CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUCKMAN, BUCKMAN & REID, INC.
Statements of Financial Condition
December 31, 2003 and 2002

ASSETS

	2003	2002
Cash and cash equivalents	$ 67,758	$ 17,840
Income tax refunds receivable	-	80,500
Deposit with clearing organization	186,000	140,000
Securities owned		
Marketable, at market value	126,077	88,758
Not readily marketable, at market value	9,362	20,406
Receivable from clearing organization	827,053	129,102
Other receivables	107,907	109,634
Prepaid expenses and other assets	51,168	56,632
Property and equipment at cost, net of accumulated depreciation of $129,625 in 2003 and $113,517 in 2002	-	16,108
	$ 1,375,325	$ 658,980

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Accounts payable and accrued expenses	$ 821,171	$ 209,209
Subordinated loans	135,000	85,000
Total liabilities	956,171	294,209
Stockholders' equity		
Common stock, no par value - authorized 10,000 shares; issued and outstanding 2,557 shares in 2003 and 2,567 shares in 2002	158,663	173,663
Additional paid in capital	104,333	104,333
Retained earnings	156,158	86,775
Total stockholders' equity	419,154	364,771
	$ 1,375,325	$ 658,980

See accompanying notes to financial statements